The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these notes in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-285508

Subject to Completion, dated May 12, 2026

Pricing Supplement dated May      , 2026 (To Product Supplement No. ELN-1 dated March 25, 2025, Underlying Supplement No. ELN-1 dated March 25, 2025, Prospectus Supplement dated March 25, 2025 and Prospectus dated March 25, 2025)

Bank of Montreal Senior Medium-Term Notes, Series K $ Autocallable iShares® MSCI Emerging Markets ETF-Linked Notes due

The notes do not bear interest. The notes will mature on the stated maturity date (set on the trade date and expected to be the second scheduled business day following the determination date) unless they are automatically called on the call observation date (expected to be within the range of 12 and 14 months following the trade date). If the closing price of the iShares® MSCI Emerging Markets ETF on the call observation date is greater than or equal to the initial underlier level (set on the trade date and expected to be the closing price of the underlier on the trade date), the notes will be automatically called, and on the call payment date you will receive, for each $1,000 principal amount of your notes, a cash settlement amount equal to the principal amount of your notes plus the product of the principal amount of your notes times the call premium (expected to be within the range of 12.22% and 14.34%).

If your notes are not automatically called, the amount that you will be paid on your notes on the stated maturity date will be based on the performance of the iShares® MSCI Emerging Markets ETF as measured from the trade date to and including the determination date (expected to be approximately 24 months following the trade date). If the final underlier level on the determination date is greater than or equal to the initial underlier level, the return on your notes will be positive and will be equal to the greater of (i) the maturity date premium (expected to be within the range of 24.44% and 28.68%) and (ii) the upside participation rate of 200% times the underlier return. If the final underlier level declines by up to 20.00% from the initial underlier level, you will receive the principal amount of your notes. If the final underlier level declines by more than 20.00% from the initial underlier level, the return on your notes will be negative and you will lose 1% of the principal amount of your notes for every 1% that the final underlier level has declined below the initial underlier level. You could lose a significant portion, or all, of the principal amount of your notes.

If your notes are not automatically called, to determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. On the stated maturity date, for each $1,000 principal amount of your notes, you will receive an amount in cash equal to:

●	if the underlier return is zero or positive (the final underlier level is equal to or greater than the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the greater of (1) the maturity date premium and (2) the upside participation rate times the underlier return;
●	if the underlier return is negative but not below -20.00% (the final underlier level is less than the initial underlier level, but not by more than 20.00%), $1,000; or
●	if the underlier return is negative and is below -20.00% (the final underlier level is less than the initial underlier level by more than 20.00%), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the underlier return. This amount will be less than $800 and could be zero.

The notes will not be listed on any securities exchange and are designed to be held to maturity.

The estimated initial value of the notes determined by us as of the trade date, which we refer to as the initial estimated value, is expected to be within the range of $949.00 and $979.00 per $1,000 principal amount of notes and will be less than the original issue price. However, as discussed in more detail in this pricing supplement, the actual value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See “Estimated Value of the Notes” in this pricing supplement.

The notes involve risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” beginning on page PS-8 herein and “Risk Factors” beginning on page PS-5 of the accompanying product supplement, page S-2 of the prospectus supplement and page 9 of the prospectus.

The notes are the unsecured obligations of Bank of Montreal, and, accordingly, all payments on the notes are subject to the credit risk of Bank of Montreal. If Bank of Montreal defaults on its obligations, you could lose some or all of your investment. The notes are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency.

The notes are not bail-inable notes and are not subject to conversion into our common shares or the common shares of any of our affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these notes or passed upon the accuracy or adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Original Issue Price	Underwriting Discount(1)	Proceeds to Bank of Montreal
Per Note	$1,000.00	$20.00	$980.00
Total	$	$	$
(1) BMO Capital Markets Corp. (“BMOCM”), our subsidiary, is the agent for the distribution of the notes. See “Supplemental Plan of Distribution” in this pricing supplement for further information.

BMO CAPITAL MARKETS

Terms of the Notes

Issuer:	Bank of Montreal

Underlier:	iShares® MSCI Emerging Markets ETF (Bloomberg ticker symbol: EEM)

Fund Underlying Index:	MSCI Emerging Markets IndexSM

Trade Date:

Original Issue Date:	Expected to be the third scheduled business day following the trade date

Principal Amount:	$1,000 per note.

Automatic Call:

If the closing price of the underlier on the call observation date is greater than or equal to the initial underlier level, the notes will be automatically called, and on the call payment date you will receive a cash settlement amount per note in U.S. dollars equal to the principal amount plus the product of the principal amount times the call premium.

If the notes are automatically called, the positive return on the notes will be limited to the call premium, even if the closing price of the underlier on the call observation date significantly exceeds the initial underlier level. If the notes are automatically called, you will not participate in any appreciation of the underlier.

If the notes are automatically called, they will cease to be outstanding on the call payment date and you will have no further rights under the notes after the call payment date.

Call Observation Date:	The call observation date will be set on the trade date and is expected to be within the range of 12 and 14 months following the trade date, subject to postponement as described under “—Market Disruption Events and Postponement Provisions” below.

Call Premium:	Expected to be within the range of 12.22% and 14.34% (to be set on the trade date)

Call Payment Date:	The call payment date will be set on the trade date and is expected to be the second scheduled business day following the call observation date, subject to postponement as described under “—Market Disruption Events and Postponement Provisions” below.

Determination Date:	The determination date will be set on the trade date and is expected to be approximately 24 months following the trade date, subject to postponement as described under “—Market Disruption Events and Postponement Provisions” below.

Stated Maturity Date:	The stated maturity date will be set on the trade date and is expected to be the second scheduled business day following the determination date, subject to postponement as described under “—Market Disruption Events and Postponement Provisions” below.

Maturity Date Premium:	Expected to be within the range of 24.44% and 28.68% (to be set on the trade date)

Cash Settlement Amount (on the stated maturity date, if the notes are not automatically called):

If your notes are not automatically called, on the stated maturity date, you will receive a cash payment in U.S. dollars equal to the cash settlement amount. The cash settlement amount per note will equal:

●     if the final underlier level is greater than or equal to the initial underlier level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the greater of (1) the maturity date premium and (2) the upside participation rate times the underlier return;

●     if the final underlier level is less than the initial underlier level but greater than or equal to the threshold level, $1,000; or

●     if the final underlier level is less than the threshold level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the underlier return.

If the final underlier level is less than the threshold level, you will lose a significant portion, and possibly all, of the principal amount of your notes at maturity.

Initial Underlier Level:	$ , the closing price of the underlier on the trade date

PS-2

Final Underlier Level:	the closing price of the underlier on the determination date.

Upside Participation Rate:	200%

Underlier Return:	the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a percentage

Threshold Level:	$ , which is equal to 80.00% of the initial underlier level

Closing Price:	Closing price has the meaning set forth under “General Terms of the Notes—Certain Terms for Notes Linked to a Fund or an Underlying Stock—Certain Definitions” in the accompanying product supplement.

Calculation Agent:	BMO Capital Markets Corp. (“BMOCM”)

Material Tax Consequences:	For a discussion of material U.S. federal income tax consequences and Canadian federal income tax consequences of the ownership and disposition of the notes, see “United States Federal Income Tax Considerations” below and the sections of the product supplement entitled “United States Federal Income Tax Considerations” and “Canadian Federal Income Tax Consequences.”

Market Disruption Events and Postponement Provisions:

The call observation date and the determination date are subject to postponement due to non-scheduled trading days and the occurrence of a market disruption event. In addition, the call payment date or the stated maturity date will be postponed if the call observation date or the stated maturity date, as applicable, is postponed and will be adjusted for non-business days.

For more information regarding adjustments to the call observation date, the call payment date, the determination date and the stated maturity date, see “General Terms of the Notes—Consequences of a Market Disruption Event; Postponement of a Valuation Date—Notes Linked to a Single Underlier” and “—Payment Dates” in the accompanying product supplement. For purposes of the accompanying product supplement each of the call observation date and the determination date is a “valuation date” and the call payment date and the stated maturity date is a “payment date.” In addition, for information regarding the circumstances that may result in a market disruption event, see “General Terms of the Notes—Certain Terms for Notes Linked to a Fund or an Underlying Stock—Market Disruption Events” in the accompanying product supplement.

Supplemental Provisions:	For purposes of the notes, the provisions set forth under “General Terms of the Notes—Change-in-Law Events” and the provisions set forth under the final paragraph of “General Terms of the Notes—Certain Terms for Notes Linked to a Fund or an Underlying Stock—Anti-dilution Adjustments—Reorganization Events” in the accompanying product supplement are not applicable.

Denominations:	$1,000 and any integral multiple of $1,000.

CUSIP / ISIN:	06376KWT1 / US06376KWT14

PS-3

Additional Information about the Issuer and the Notes

You should read this pricing supplement together with product supplement no. ELN-1 dated March 25, 2025, underlying supplement no. ELN-1 dated March 25, 2025, the prospectus supplement dated March 25, 2025 and the prospectus dated March 25, 2025 for additional information about the notes. To the extent that disclosure in this pricing supplement is inconsistent with the disclosure in the product supplement, underlying supplement, prospectus supplement or prospectus, the disclosure in this pricing supplement will control. Certain defined terms used but not defined herein have the meanings set forth in the product supplement, prospectus supplement or prospectus.

Our Central Index Key, or CIK, on the SEC website is 927971. When we refer to “we,” “us” or “our” in this pricing supplement, we refer only to Bank of Montreal.

You may access the product supplement, underlying supplement, prospectus supplement and prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product Supplement No. ELN-1 dated March 25, 2025:

https://www.sec.gov/Archives/edgar/data/927971/000121465925004723/o321252424b2.htm

•	Underlying Supplement No. ELN-1 dated March 25, 2025:

https://www.sec.gov/Archives/edgar/data/927971/000121465925004728/r321250424b2.htm

•	Prospectus Supplement and Prospectus dated March 25, 2025:

https://www.sec.gov/Archives/edgar/data/927971/000119312525062081/d840917d424b5.htm

PS-4

Estimated Value of the Notes

Our estimated initial value of the notes equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The value of these derivative transactions is derived from our internal pricing models. These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, dividend rates, interest rates and other factors. As a result, the estimated initial value of the notes is based on market conditions at the time it is calculated.

For more information about the estimated initial value of the notes, see “Selected Risk Considerations” below.

PS-5

Hypothetical Examples

The following examples are provided for purposes of illustration only. The examples should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical closing prices of the underlier on the call observation date and on the determination date could have on whether the notes are automatically called and the cash settlement amount at maturity, assuming all other variables remain constant and are not intended to predict the actual closing prices of the underlier.

The information in the following examples reflects hypothetical rates of return on the notes assuming that they are purchased on the original issue date at a price equal to the principal amount and held to the call payment date or the stated maturity date, as applicable. If you sell your notes in any secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below. Such factors are described under “Selected Risk Considerations—The Value of the Notes Prior to Maturity Will Be Affected by Numerous Factors, Some of Which Are Related in Complex Ways” below. In addition, the estimated value of the notes will be less than the original issue price. For more information on the estimated value of your notes, see “Estimated Value of the Notes” above and “Selected Risk Considerations” below.

The information in the examples also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Principal amount	$1,000
Call premium	12.22%
Maturity date premium	24.44%
Upside participation rate	200%
Threshold level	80.00% of the initial underlier level
Neither a market disruption event nor a non-scheduled trading day occurs on the originally scheduled call observation date or the originally scheduled determination date
No change in or affecting the underlier, any of the securities held by the underlier or the policies of the fund sponsor or the method by which the fund underlying index sponsor calculates the fund underlying index

Notes purchased on original issue date at a price equal to the principal amount and held to the call payment date or the stated maturity date, as applicable

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes, if any, on the call payment date or at maturity. We will not do so until the trade date. As a result, the actual initial underlier level may differ substantially from the closing price of the underlier prior to the trade date.

For these reasons, the actual performance of the underlier over the term of your notes, as well as whether the notes are automatically called on the call observation date and the actual cash settlement amount on the call payment date or at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical closing prices of the underlier shown elsewhere in this pricing supplement. For information about the historical closing prices of the underlier during recent periods, see “The Underlier—Historical Information” below.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.

PS-6

Hypothetical Examples Of Payment Upon An Automatic Call

If your notes are automatically called on the call observation date (i.e., the closing price of the underlier on the call observation date is greater than or equal to the initial underlier level), the cash settlement amount that we would deliver per note on the call payment date would be the sum of $1,000 plus the product of $1,000 times the call premium. If, for example, the closing price of the underlier on the call observation date were determined to be 150.00% of the initial underlier level, your notes would be automatically called and the cash settlement amount that we would deliver on your notes on the call payment date would be 112.22% of the principal amount, or $1,122.20 per note. Even though the underlier appreciated by 50.00% from its initial underlier level to its closing price on the call observation date in this example, your return is limited to the call premium of 12.22%.

Hypothetical Examples Of Payment at Maturity

If the notes are not automatically called on the call observation date (i.e., the closing price of the underlier on the call observation date is less than the initial underlier level), the cash settlement amount on the stated maturity date will depend on the performance of the underlier on the determination date, as shown in the table below. The table below assumes that the notes have not been automatically called on the call observation date and reflects hypothetical cash settlement amounts that you could receive on the stated maturity date. The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts (at maturity), based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the principal amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding principal amount of the notes on the stated maturity date would equal 100.000% of the principal amount of a note, based on the corresponding hypothetical final underlier level and the assumptions noted above.

The Notes Have Not Been Automatically Called
Hypothetical Final Underlier Level (as a Percentage of the Initial Underlier Level)	Hypothetical Cash Settlement Amount (as a Percentage of the Principal Amount)
175.000%	250.000%
150.000%	200.000%
140.000%	180.000%
130.000%	160.000%
120.000%	140.000%
112.220%	124.440%
110.000%	124.440%
105.000%	124.440%
100.000%	124.440%
95.000%	100.000%
90.000%	100.000%
80.000%	100.000%
79.999%	79.999%
75.000%	75.000%
50.000%	50.000%
25.000%	25.000%
0.000%	0.000%

As shown in the table above:

•	If the notes have not been automatically called and the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be approximately 25.000% of the principal amount of your notes. As a result, if you purchased your notes on the original issue date at the principal amount and held them to the stated maturity date, you would lose approximately 75.000% of your investment.

•	If the notes have not been automatically called and the final underlier level were determined to be 0.000% of the initial underlier level, you would lose your entire investment in the notes.

PS-7

Selected Risk Considerations

The notes involve risks not associated with an investment in conventional debt securities. Some of the risks that apply to an investment in the notes are summarized below, but we urge you to read the more detailed explanation of the risks relating to the notes generally in the “Risk Factors” section of the accompanying product supplement and prospectus supplement. You should reach an investment decision only after you have carefully considered with your advisors the appropriateness of an investment in the notes in light of your particular circumstances.

Risks Relating To The Notes Generally

If The Notes Are Not Automatically Called And The Final Underlier Level Is Less Than The Threshold Level, You Will Lose A Significant Portion, And Possibly All, Of The Principal Amount Of Your Notes At Maturity.

We will not repay you a fixed amount on the notes on the stated maturity date. If the closing price of the underlier is less than the initial underlier level on the call observation date, the notes will not be automatically called, and you will receive a cash settlement amount on the stated maturity date that will depend on the direction of and percentage change in the final underlier level relative to the initial underlier level and the other terms of the notes. Because the value of the underlier will be subject to market fluctuations, the cash settlement amount on the stated maturity date may be more or less, and possibly significantly less, than the principal amount of your notes.

If the notes are not automatically called and the final underlier level is less than the threshold level, the cash settlement amount will be less than the principal amount, you will have full downside exposure to the decrease in the value of the underlier from the initial underlier level, and you will lose 1% of the principal amount for every 1% that the final underlier level is less than the initial underlier level. As a result, if the final underlier level is less than the threshold level, you will lose a significant portion, and possibly all, of the principal amount per note at maturity. This is the case even if the value of the underlier is greater than or equal to the initial underlier level or the threshold level at certain times during the term of the notes.

If the notes are not automatically called and the final underlier level is less than the initial underlier level, your return on the notes will be zero or negative, and therefore your yield on the notes will be less than the yield you would earn if you bought a traditional interest-bearing debt security of Bank of Montreal or another issuer with a similar credit rating with the same stated maturity date.

If The Notes Are Automatically Called, The Potential Return On The Notes Is Limited To The Call Premium.

If the notes are automatically called, the potential return on the notes is limited to the call premium, regardless of the performance of the underlier. The underlier may appreciate by significantly more than the percentage represented by the call premium from the trade date through the call observation date, in which case an investment in the notes will underperform a hypothetical alternative investment providing a 1-to-1 return based on the performance of the underlier. If the notes are automatically called, you will no longer have the opportunity to participate in any appreciation of the underlier at the upside participation rate.

The Return On Your Notes May Change Significantly Despite Only A Small Change In The Value Of The Underlier.

If the final underlier level is less than the threshold level, you will receive less than the principal amount of your notes and you could lose all or a substantial portion of your investment in the notes. This means that while a decrease in the final underlier level to the threshold level will not result in a loss of principal on the notes, a decrease in the final underlier level to less than the threshold level will result in a loss of a significant portion of the principal amount of the notes despite only a small change in the value of the underlier.

The Notes Do Not Pay Interest.

The notes will not pay any interest. Accordingly, you should not invest in the notes if you seek current income during the term of the notes.

You Will Be Subject To Reinvestment Risk.

If the notes are automatically called, the term of the notes will be reduced. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to maturity.

PS-8

The Notes Are Subject To Credit Risk.

The notes are our obligations and are not, either directly or indirectly, an obligation of any third party. Any amounts payable under the notes are subject to our creditworthiness and you will have no ability to pursue the shares of the underlier or any securities held by the underlier for payment. As a result, our actual and perceived creditworthiness may affect the value of the notes and, in the event we were to default on our obligations under the notes, you may not receive any amounts owed to you under the terms of the notes.

The U.S. Federal Income Tax Consequences Of An Investment In The Notes Are Unclear.

There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”) with respect to the notes. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with our intended treatment of them, as described in “United States Federal Income Tax Considerations” below. If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes, including the timing and character of income recognized by U.S. investors, and the withholding tax consequences to non-U.S. investors, might be materially and adversely affected. Even if the treatment of the notes is respected, a note may be treated as a “constructive ownership transaction,” with potentially adverse consequences described below under “United States Federal Income Tax Considerations.” Moreover, future legislation, Treasury regulations or IRS guidance could adversely affect the U.S. federal income tax treatment of the notes, possibly retroactively.

You should review carefully the sections of this pricing supplement and the accompanying product supplement entitled “United States Federal Income Tax Considerations” and consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The Call Payment Date Or The Stated Maturity Date, As Applicable, Will Be Postponed If The Call Observation Date Or The Determination Date Is Postponed.

The call observation date and the determination date, as applicable, will be postponed if the originally scheduled call observation date or the originally scheduled determination date is not a scheduled trading day or if the calculation agent determines that a market disruption event has occurred or is continuing on such date. If such a postponement occurs, the call payment date or the stated maturity date, as applicable, will be postponed. See “General Terms of the Notes—Consequences of a Market Disruption Event; Postponement of a Valuation Date—Notes Linked to a Single Underlier” and “—Payment Dates” in the accompanying product supplement.

Risks Relating To The Estimated Value Of The Notes And Any Secondary Market

The Estimated Value Of The Notes On The Trade Date, Based On Our Proprietary Pricing Models, Will Be Less Than The Original Issue Price.

Our initial estimated value of the notes is only an estimate, and is based on a number of factors. The original issue price of the notes may exceed our initial estimated value, because costs associated with offering, structuring and hedging the notes are included in the original issue price, but are not included in the estimated value. These costs will include any underwriting discount and selling concessions and the cost of hedging our obligations under the notes through one or more hedge counterparties (which may be one or more of our affiliates). Such hedging cost includes our or our hedge counterparty’s expected cost of providing such hedge, as well as the profit we or our hedge counterparty expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Terms Of The Notes Are Not Determined By Reference To The Credit Spreads For Our Conventional Fixed-Rate Debt.

To determine the terms of the notes, we use an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt. As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

The Estimated Value Of The Notes Is Not An Indication Of The Price, If Any, At Which We, BMOCM Or Any Other Person May Be Willing To Buy The Notes From You In The Secondary Market.

Our initial estimated value of the notes is derived using our internal pricing models. This value is based on market conditions and other relevant factors, which include volatility of the underlier, dividend rates and interest rates. Different pricing models and assumptions, including those used by other market participants, could provide values for the notes that are greater than or less than our initial estimated value. In addition, market conditions and other relevant factors after the trade date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect. After the trade date, the value of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors discussed in the next risk factor. These changes are likely to impact the price, if any, at which we, BMOCM or any other party would be willing to purchase the notes from you in any secondary market transactions. Our initial estimated value does not represent a minimum price at which we, BMOCM or any other party would be willing to buy your notes in any secondary market at any time.

PS-9

For a period of approximately 3 months following issuance of the notes, the price, if any, at which we or our affiliates would be willing to buy the notes from investors, and the value that BMOCM may also publish for the notes through one or more financial information vendors and which could be indicated for the notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the notes that would otherwise be determined and applicable at that time. This temporary upward adjustment represents a portion of (a) the hedging profit that we or our affiliates expect to realize over the term of the notes and (b) any underwriting discount and selling concessions paid in connection with this offering. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the 3-month period.

The Value Of The Notes Prior To Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the notes prior to stated maturity will be affected by the then-current value of the underlier, interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, which are described in more detail in the accompanying product supplement, are expected to affect the value of the notes: performance of the underlier; interest rates; volatility of the underlier; time remaining to maturity; currency exchange rates; and dividend yields on the securities held by the underlier. When we refer to the “value” of your notes, we mean the value you could receive for your notes if you are able to sell them in the open market before the stated maturity date.

In addition to these factors, the value of the notes will be affected by actual or anticipated changes in our creditworthiness. You should understand that the impact of one of the factors specified above, such as a change in interest rates, may offset some or all of any change in the value of the notes attributable to another factor, such as a change in the value of the underlier. Because numerous factors are expected to affect the value of the notes, changes in the value of the underlier may not result in a comparable change in the value of the notes.

The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

The notes will not be listed or displayed on any securities exchange. Although the agent and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which the agent is willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to maturity.

Risks Relating To The Underlier

Whether The Notes Will Be Automatically Called And The Cash Settlement Amount Will Depend Upon The Performance Of The Underlier And Therefore The Notes Are Subject To The Following Risks, Each As Discussed In More Detail In The Accompanying Product Supplement.

•	Investing In The Notes Is Not The Same As Investing In The Underlier. Investing in the notes is not equivalent to investing in the underlier. As an investor in the notes, your return will not reflect the return you would realize if you actually owned and held the shares of the underlier for a period similar to the term of the notes because you will not receive any dividend payments, distributions or any other payments paid on those shares. As a holder of the notes, you will not have any voting rights or any other rights that holders of the underlier would have.

•	Historical Values Of The Underlier Should Not Be Taken As An Indication Of The Future Performance Of The Underlier During The Term Of The Notes.

•	Changes That Affect The Underlier Or The Fund Underlying Index May Adversely Affect The Value Of The Notes, Whether The Notes Will Be Automatically Called And The Cash Settlement Amount.

PS-10

•	We Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Held By The Underlier.

•	We And Our Affiliates Have No Affiliation With The Fund Sponsor Or The Fund Underlying Index Sponsor And Have Not Independently Verified Their Public Disclosure Of Information.

•	An Investment Linked To The Shares Of The Underlier Is Different From An Investment Linked To Its Fund Underlying Index.

•	There Are Risks Associated With The Underlier.

•	Anti-Dilution Protection Is Limited, And The Calculation Agent Has Discretion To Make Anti-Dilution Adjustments.

•	Reorganization Or Other Events Relating To A Fund Could Adversely Affect The Value Of The Notes.

The Notes Are Subject To Risks Relating To Non-U.S. Securities Markets.

The equity securities composing the underlier are issued by non-U.S. companies in non-U.S. securities markets. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in the home countries of the issuers of those non-U.S. equity securities, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

The Notes Are Subject to Risks Relating to Emerging Markets.

The equity securities composing the underlier have been issued by companies in countries based in emerging markets. Emerging markets pose further risks in addition to the risks associated with investing in foreign equity markets generally. Countries with emerging markets may have relatively unstable financial markets and governments; may present the risks of nationalization of businesses; may impose restrictions on currency conversion, exports or foreign ownership and prohibitions on the repatriation of assets; may pose a greater likelihood of regulation by the national, provincial and local governments of the emerging market countries, including the imposition of currency exchange laws and taxes; and may have less protection of property rights, less access to legal recourse and less comprehensive financial reporting and auditing requirements than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the economies in such countries may differ unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources, self-sufficiency and balance of payment positions. The currencies of emerging markets may also be less liquid and more volatile than those of developed markets and may be affected by political and economic developments in different ways than developed markets. The foregoing factors may adversely affect the performance of companies based in emerging markets.

The Notes Are Subject To Currency Exchange Rate Risk.

The underlier is composed of non-U.S. equity securities denominated in a non-U.S. currency and the prices of those securities are converted into U.S. dollars for purposes of calculating the value of the underlier. Therefore, investors in the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the non-U.S. equity securities held by the underlier trade. An investor’s net exposure will depend on the extent to which the currencies of the non-U.S. equity securities held by the underlier strengthen or weaken against the U.S. dollar and the relative weight of the non-U.S. equity securities denominated in those currencies. If, taking into account that weighting, the dollar strengthens against the currencies of the non-U.S. equity securities held by the underlier, the value of the underlier will be adversely affected and any amounts payable on the notes may be reduced.

PS-11

Risks Relating To Conflicts Of Interest

Our Economic Interests And Those Of Any Dealer Participating In The Offering Are Potentially Adverse To Your Interests.

You should be aware of the following ways in which our economic interests and those of any dealer participating in the distribution of the notes, which we refer to as a “participating dealer,” are potentially adverse to your interests as an investor in the notes. In engaging in certain of the activities described below and as discussed in more detail in the accompanying product supplement, our affiliates, or any participating dealer or its affiliates may take actions that may adversely affect the value of and your return on the notes, and in so doing they will have no obligation to consider your interests as an investor in the notes. Our affiliates, or any participating dealer or its affiliates may realize a profit from these activities even if investors do not receive a favorable investment return on the notes.

•	The calculation agent is our affiliate and may be required to make discretionary judgments that affect the return you receive on the notes. BMOCM, which is our affiliate, will be the calculation agent for the notes. As calculation agent, BMOCM will determine any values of the underlier and make any other determinations necessary to calculate any payments on the notes. In making these determinations, BMOCM may be required to make discretionary judgments that may adversely affect any payments on the notes. See the sections entitled “General Terms of the Notes—Certain Terms for Notes Linked to a Fund or an Underlying Stock—Market Disruption Events,” “—Anti-dilution Adjustments” and “—Discontinuation of, or Adjustments to, a Fund” in the accompanying product supplement. In making these discretionary judgments, the fact that BMOCM is our affiliate may cause it to have economic interests that are adverse to your interests as an investor in the notes, and BMOCM’s determinations as calculation agent may adversely affect your return on the notes.

•	The estimated value of the notes was calculated by us and is therefore not an independent third-party valuation.

•	Research reports by our affiliates or any participating dealer or its affiliates may be inconsistent with an investment in the notes and may adversely affect the value of the underlier.

•	Business activities of our affiliates or any participating dealer or its affiliates with the companies whose securities are held by the underlier may adversely affect the value of the underlier.

•	Hedging activities by our affiliates or any participating dealer or its affiliates may adversely affect the value of the underlier.

•	Trading activities by our affiliates or any participating dealer or its affiliates may adversely affect the value of the underlier.

•	A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession and/or fee, creating a further incentive for the participating dealer to sell the notes to you.

PS-12

The Underlier

The iShares® MSCI Emerging Markets ETF is issued by iShares®, Inc., a registered investment company. The iShares® MSCI Emerging Markets ETF seeks to track the investment results, before fees and expenses, of the MSCI Emerging Markets Index℠, an equity index that is designed to measure the performance of large- and mid-capitalization emerging market equities. For more information about the iShares® MSCI Emerging Markets ETF, see “Description of Exchange-Traded Funds—The iShares® MSCI Emerging Markets ETF” in the accompanying underlying supplement.

Historical Information

We obtained the closing prices of the underlier in the graph below from Bloomberg Finance L.P., without independent verification.

The following graph sets forth daily closing prices of the underlier for the period from January 4, 2021 to May 8, 2026. The closing price on May 8, 2026 was $67.94. The historical performance of the underlier should not be taken as an indication of its future performance during the term of the notes.

PS-13

Summary of Canadian Federal Income Tax Consequences

For a discussion of the material Canadian federal income tax consequences relating to an investment in the notes, see the section entitled “Canadian Federal Income Tax Consequences” in the accompanying product supplement. Notwithstanding anything to the contrary in the accompanying product supplement, the Canadian tax consequences discussed in the accompanying product supplement do not take into account the proposed amendments to the “hybrid mismatch arrangement” rules in the Tax Act released for consultation on January 29, 2026.

PS-14

United States Federal Income Tax Considerations

Although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the notes due to the lack of governing authority, in the opinion of our counsel Davis Polk & Wardwell LLP, under current law, and based on current market conditions, it is reasonable to treat a note as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. However, because our counsel’s opinion is based in part on market conditions as of the date of this document, it is subject to confirmation in the final pricing supplement. Assuming this treatment of the notes is respected, the tax consequences are as outlined in the discussion under “United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Open Transactions” in the accompanying product supplement.

Even if the treatment of the notes as “open transactions” is respected, a purchase of a note may be treated as entry into a “constructive ownership transaction,” within the meaning of Section 1260 of the Code. In that case, all or a portion of any long-term capital gain a U.S. investor would otherwise recognize in respect of a note would be recharacterized as ordinary income to the extent such gain exceeded the “net underlying long-term capital gain.” Any long-term capital gain recharacterized as ordinary income under Section 1260 would be treated as accruing at a constant rate over the period the U.S. investor held the notes, and the U.S. investor would be subject to an interest charge in respect of the deemed tax liability on the income treated as accruing in prior tax years. Due to the lack of governing authority there is significant uncertainty as to whether or how these rules will apply to the notes. U.S. investors should read the section entitled “United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Open Transactions—Possible Application of Section 1260 of the Code” in the accompanying product supplement for additional information and consult their tax advisors regarding the potential application of the “constructive ownership” rule.

We do not plan to request a ruling from the Internal Revenue Service (the “IRS”) regarding the treatment of the notes. If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes, including the timing and character of income recognized by U.S. investors, and the withholding tax consequences to non-U.S. investors, might be materially and adversely affected. For example, under one alternative characterization the notes may be treated as contingent payment debt instruments, which among other things would require U.S. investors to accrue income periodically based on a “comparable yield” and generally would require non-U.S. investors to certify their non-U.S. status on an IRS Form W-8 to avoid a 30% (or a lower treaty rate) U.S. withholding tax. In addition, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. Furthermore, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

As discussed in the accompanying product supplement, Section 871(m) of the Code and the Treasury regulations thereunder (“Section 871(m)”) generally impose a 30% (or lower treaty rate) withholding tax on “dividend equivalents” paid or deemed paid to non-U.S. investors with respect to certain financial instruments linked to equities that could pay U.S.-source dividends for U.S. federal income tax purposes (“underlying securities”), as defined under the applicable Treasury regulations, or indices that include underlying securities. Section 871(m) generally applies to financial instruments that substantially replicate the economic performance of one or more underlying securities, as determined based on tests set forth in the applicable Treasury regulations. Pursuant to an IRS notice, Section 871(m) will not apply to securities issued before January 1, 2027 that do not have a delta of one with respect to any underlying security. Based on the terms of the notes and current market conditions, we expect that the notes will not have a delta of one with respect to any underlying security on the pricing date. However, we will provide an updated determination in the final pricing supplement. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on a non-U.S. investor’s particular circumstances, including whether the non-U.S. investor enters into other transactions with respect to an underlying security. If withholding is required, we will not be required to pay any additional amounts with respect to the amounts so withheld. Non-U.S. investors should consult their tax advisors regarding the potential application of Section 871(m) to the notes.

Both U.S. and non-U.S. investors considering an investment in the notes should read the discussion under “United States Federal Income Tax Considerations” in the accompanying product supplement and consult their tax advisors regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments, and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

PS-15

Supplemental Plan of Distribution

BMOCM, our subsidiary, is the agent for the distribution of the notes and will purchase the notes at the original issue price less the underwriting discount specified on the cover page of this pricing supplement. BMOCM may resell the notes to other securities dealers at the original issue price of the notes less a concession not in excess of the underwriting discount. In addition, a fee will be paid to iCapital Markets LLC, an electronic platform in which an affiliate of Goldman Sachs & Co. LLC, who is acting as a dealer in connection with the distribution of the notes, holds an indirect minority equity interest, for services it is providing in connection with this offering.

We expect to hedge our obligations through one or more hedge counterparties (which may be one or more of our affiliates). The agent or another affiliate of ours expects to realize hedging profits projected by its proprietary pricing models to the extent it assumes the risks inherent in hedging our obligations under the notes. If any dealer participating in the distribution of the notes or any of its affiliates conducts hedging activities for us in connection with the notes, that dealer or its affiliate will expect to realize a profit projected by its proprietary pricing models from such hedging activities. Any such projected profit will be in addition to any discount or concession received in connection with the sale of the notes to you.

BMOCM may, but is not obligated to, make a market in the notes. BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

For a period of approximately 3 months following issuance of the notes, the price, if any, at which we or our affiliates would be willing to buy the notes from investors, and the value that BMOCM may also publish for the notes through one or more financial information vendors and which could be indicated for the notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the notes that would otherwise be determined and applicable at that time. This temporary upward adjustment represents a portion of (a) the hedging profit that we or our affiliates expect to realize over the term of the notes and (b) any underwriting discount and selling concessions paid in connection with this offering. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the 3 month period.

We may use this pricing supplement in the initial sale of the notes. In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless BMOCM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

See “Supplemental Plan of Distribution” in the accompanying product supplement, “Supplemental Plan of Distribution (Conflicts of Interest) in the accompanying prospectus supplement and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus for more information.

PS-16